Direct: 214-999-4645
Direct Fax: 214-999-3645
dearhart@gardere.com


                                  April 7, 2006




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549-7010

Attention:        H. Roger Schwall, Assistant Director

       Re:        Cubic Energy, Inc.
                  File No. 0-09355

                  Registration Statement on Form SB-2
                  Filed March 10, 2006, as amended
                  File No. 333-132341


Ladies and Gentlemen:

         On behalf of Cubic Energy, Inc. (the "Company"), we are responding to the Staff's comments contained in the Staff's letter, dated March 31, 2006, relating to the referenced filing. In accordance with the Staff's request, we have numbered our responses to correspond with the numbers assigned to the comments contained in the Staff's letter.

         Comment 1: The Company has determined that none of the selling shareholders are registered broker-dealers. Two of the selling shareholders, Petro Capital Holdings, LLC and Petro Capital V, L.P., are affiliates of a registered broker-dealer. The foregoing selling shareholders have advised the Company that they purchased the securities covered by the Registration Statement in the ordinary course of business and, at the time of purchase, had no agreement or understanding with any party to distribute the securities.

         Comment 2: The Company will file an amendment to the Registration Statement on Form SB-2 to disclose the natural persons who exercise voting and/or dispostive powers with respect to the securities to be offered for resale by each of the selling shareholders.

         The Company acknowledges that, with respect to the amended Registration Statement on Form SB-2, (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

                                                     Sincerely,

                                                     /s/ David R. Earhart

                                                     David R. Earhart

cc:      Jason Wynn (Staff)
         Jon S. Ross (Company)